SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of August 2004

Commission File Number: 0-22286


                       Taro Pharmaceutical Industries Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                   Italy House, Euro Park, Yakum 60972, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

           The following is included in this Report on Form 6-K:

           1. In its Annual Report on Form 20-F for the year ended December 31, 2003, Taro Pharmaceutical Industries Ltd. (the "Registrant") described (i) litigation pending in the Superior Court of the State of New York seeking, among other relief, the distribution of shares of the Registrant held by two privately-held corporations and (ii) an agreement-in-principle to settle the litigation. On August 3, 2004, a definitive agreement, containing the terms of the agreement-in-principle that were described in the Form 20-F, was executed by each of the parties to the litigation and came into effect.

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          Taro Pharmaceutical Industries Ltd.

Date: August 4, 2004                      By: /s/ Kevin Connelly
                                              --------------------------------
                                              Kevin Connelly
                                              Senior Vice President and
                                              Chief Financial Officer


















                                       3